

November 5, 2014

Via E-Mail
Mr. Peter G. Michielutti
Chief Financial Officer
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, MN 55441

>    **Re:    Christopher & Banks Corporation**
>    **Form 10-K for the Fiscal Year Ended February 1, 2014**
>    **Filed March 21, 2014**
>    **File No. 001-31390**

Dear Mr. Michielutti:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 48

Note 1 – Nature of Business and Significant Accounting Policies, page 48

Revenue recognition, page 49

1.    We note your gift card breakage (or "breakage") is recognized as a reduction of merchandise, buying and occupancy costs. Please clarify why it is appropriate to record the breakage as a reduction of merchandise, buying and occupancy costs. It appears your classification of breakage is not consistent with the definition of costs and expenses applicable to sales and revenues pursuant to Rule 5-03(b)(2) of

Regulation S-X.  In addition, provide us a draft disclosure to be included in future filing that explains how you determine when the likelihood of redemption becomes remote and tell us the amounts of breakage for the periods presented.  To the extent the breakage amounts are material, disclose the amounts of breakage in future filings.

Form 10-Q for the Interim Period Ended August 2, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

2.      We note the statement on page 14 of your Form 10-Q that you believe same-store sales "will not be an accurate measure or predictor of [y]our performance."  With a view to clarifying disclosure in future filings, please advise us why you believe same-store sales would not be an accurate measure of performance and relevant to an understanding of the significant percentage of your operations that is not "dropping out of" the comparable store base.  Additionally, please advise us whether and how you plan to disclose the magnitude of the effect on your operations of stores outside the comparable store base.  Please provide draft disclosure that will be included in future filings.

Form 8-K Filed on October 7, 2014

Exhibit 99.1

3.      We note you included adjusted net income (loss) and adjusted diluted EPS measures in the 3-Year Financial Highlights – Annual Results on page 32 and presented EBITDA performance on page 36.  However, you did not label and describe these measures as non-GAAP financial measures.  In addition, these non-GAAP financial measures were not accompanied with required information pursuant to Item 100(a) of Regulation G.  Please clarify how these publicly disclosed non-GAAP financial measures met the requirement set forth in Regulation G.  Alternatively, provide us a draft disclosure to be included in future filings to comply with Regulation G.  Refer to SEC Release No. 33-8176 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Steve Lo at (202) 551- 3394 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Williamson at (202) 551- 3393 or James Lopez at (202) 551- 3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining